Leonard W. Burningham
                              Lawyer
                   Hermes Building * Suite 205
                        455 East 500 South
                 Salt Lake City, Utah 84111-3323
                     Telephone (801) 363-7411
                        Fax (801) 355-7126
                    e-mail lwb@burninglaw.com


April 18, 2006

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporate Finance
U. S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:       Souvall-Page and Company, Inc.
          Registration Statement on Form 10-SB/A-4
          Filed July 29, 2005
          File No. 0-51464

Dear Mr. Reynolds:

     This letter is to respond to certain questions that you raised regarding information the Company presented in our Form 10-SB, in your comment letter dated April 10, 2006.

     By facsimile on this date, I have forwarded marked copies of the changes made to Susann Reilly, Attorney, Securities and Exchange Commission, at 202-772-9206.

     Comment #1. As discussed with Ms. Reilly, I have modified the language in the first paragraph on Page 15 by deleting the terms "investigating" and "legal process" and have more clearly defined the estimated costs to the Company associated with any potential acquisition.

     Comment #2. In "Description of Securities" on Page 19, I have changed all references to "Class A Common Stock" to "Common Stock."

     If you have any further comments, please do not hesitate to contact me at your earliest convenience.

     Thank you very much.

                                              Sincerely yours,

                                              /s/ Leonard W. Burningham
                                              Leonard W. Burningham